EXHIBIT 99.3

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of Central GoldTrust’s (“GoldTrust”) assets be held in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated, segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the regulations and reporting requirements of the NYSE Alternext U.S. (formerly the American Stock Exchange), the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE Alternext U.S.(GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer. GoldTrust is advised that its Units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

GoldTrust’s stock exchange listings provide readily quoted, liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust is a passive, self-governing, single purpose trust, with voting Units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Year-end net assets were 97.8% invested in gold. Gold holdings consisted of 151,969 fine ounces of gold bullion and 4,785 ounces of gold bullion certificates for a total of 156,754 fine ounces at December 31, 2008.

The accounts of GoldTrust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2008, with additional comments on pages 13 to 18 hereof, is as follows:

Net Assets – Net assets increased by $12,742,932 or 10.1% during the year to a total of $138,597,513. The increase in net assets was attributable to the net proceeds of $9,992,623 from the public offering completed on February 12, 2008 and the increased market price of gold during the year.

Net Income – The net income for the year ended December 31, 2008 amounted to $2,750,309 ($0.75 per Unit) compared to $28,481,389 ($7.30 per Unit) for the year ended December 31, 2007, after deducting expenses of $878,714 (2007: $622,843). Virtually all of the net income for the year represents the unrealized appreciation of holdings, which is not distributable income.

Audit fees increased significantly due to the additional preparation and audit required to comply with United States Sarbanes-Oxley legislation requirements.

Annual Expenses – Expenses as a percentage of the average month-end net assets during the 2008 fiscal year were 0.63% compared with 0.61% in 2007.

Liquidity – All of the assets of GoldTrust are liquid and consist of gold bullion, gold certificates, cash and interest-bearing cash deposits.

According to legal and tax counsel, the Units of GoldTrust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,

On behalf of the Board of Trustees,

February 12, 2009	J.C. Stefan Spicer, President & CEO

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2008	2009

Net assets:
Gold at market (Note 3)	$135,592,210	123,546,031
Cash	147,728	58,249
Short-term deposits (Note 4)	2,937,792	2,347,380
Prepaid expenses and other	68,620	27,563

	138,746,350	125,979,223
Accrued liabilities (Note 6)	(148,837)	(124,642)

Net assets representing unitholders’ equity	$138,597,513	125,854,581

Represented by:
Capital (Note 5)
Units issued 4,279,500 (2007: 3,992,500)	$76,279,600	66,286,977
Retained earnings inclusive of
unrealized appreciation of holdings	62,317,913	59,567,604

	$138,597,513	125,854,581

Net asset value per Unit	$32.39	31.52

Net asset value per Unit
expressed in Canadian dollars	$39.66	31.15

Exchange rate: U.S.$.100=Cdn.	$1.2246	0.9881

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”           “Bruce D. Heagle”

STATEMENTS OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2008	2007	2006
Net assets at beginning of year	$ 125,854,581	79,286,552	64,659,747
Net issuance of Units (Note 5)	9,992,623	18,086,640	-
Net income inclusive of unrealized appreciation of holdings	2,750,309	28,481,389	14,626,805
Increase in net assets during the year	12,742,932	46,568,029	14,626,805
Net assets at end of year	$ 138,597,513	125,854,581	79,286,552

See accompanying notes to financial statements.

CENTRAL GOLDTRUSTt

STATEMENTS OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2008	2007	2006
Income:
Interest	$ 89,771	101,672	57,286
Change in unrealized appreciation of holdings	3,539,252	29,002,560	15,084,106
	3,629,023	29,104,232	15,141,392
Expenses:
Administration fees (Note 6)	410,796	319,255	245,223
Safekeeping, insurance and bank charges	131,494	96,684	72,749
Auditors’ fees	125,050	41,266	52,424
Legal fees (Note 6)	74,081	48,646	48,522
Trustees’ fees and expenses (Note 6)	43,221	41,726	39,561

Regulatory filing fees	36,018	25,132	16,143
Unitholder information	21,320	18,492	13,701
Stock exchange fees	20,966	16,023	14,724
Registrar and transfer agent fees	14,196	14,059	11,506
Miscellaneous	541	786	394
Foreign currency exchange loss (gain)	1,031	774	(360)
Total expenses	878,714	622,843	514,587
Net income
inclusive of unrealized
appreciation of holdings	$ 2,750,309	28,481,389	14,626,805
Net income per Unit (Note 2 (c)):
inclusive of unrealized
appreciation of holdings	$ 0.75	7.30	4.46

See accompanying notes to financial statements.

STATEMENTS OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2008	2007	2006
Capital (Note 5):
Units: 4,279,500 (2007: 3,992,500; 2006: 3,277,500)	$ 76,279,600	66,286,977	48,200,337
Retained earnings: Balance at beginning of year Net income	59,567,604 2,750,309	31,086,215 28,481,389	16,459,410 14,626,805
Balance at end of year	62,317,913	59,567,604	31,086,215
Unitholders’ equity	$ 138,597,513	125,854,581	79,286,552

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

Notes to Financial Statements

For the years ended December 31, 2008, 2007 and 2006

(amounts expressed in U.S. dollars unless otherwise stated)

1.

Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose trust, with voting Units, established under the laws of Ontario on April 28, 2003. The governing Declaration of Trust was amended and restated on April 26, 2008, among other things, to transition a slight change in the name of the Trust from “Central Gold-Trust” to “Central GoldTrust”, to affirm the right of Central Gold Managers Inc. to appoint two of the Trustees and to reduce the scale of fees payable to Central Gold Managers Inc. under the Administration Agreement, effective from January 1, 2008, to the scale of fees described in Note 6 below.

2.	Summary of significant accounting policies:

On January 1, 2008, the Trust adopted Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. The adoption of these standards did not affect the Trust’s net assets or its results of operations.

GoldTrust’s accounting policies, which conform with Canadian and United States generally accepted accounting principles (“GAAP”), are summarized below:

(a)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statements of Income as foreign currency exchange loss (gain). Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)	Holdings:

Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. The change in unrealized appreciation of holdings represents the change in the difference between the market value and the average cost of holdings in the period and is recorded in the Statements of Income in accordance with CICA Accounting Guideline 18. Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(c)	Per Unit amounts:

The calculation of net income per Unit is based on the weighted average number of Units outstanding during the year. The calculation of the net asset value per unit is based on the number of Units outstanding at year end. GoldTrust has no dilutive instruments.

CENTRAL GOLDTRUST

(d)	Income taxes:

GoldTrust is taxed as a “Mutual Fund Trust” for income tax purposes. The Trustees may distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

(e)	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS. The Trust has commenced to assess the impact of the transition to IFRS.

3.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2008	2007
Gold bullion in fine ounces	151,969	142,909
Gold certificates in fine ounces	4,785	4,785
Total fine ounces of gold	156,754	147,694
Cost	$ 70,824,435	62,426,808
Market – per fine ounce	$ 865.00	836.50
Market value	$ 135,592,210	123,546,031

4.	Short-term cash deposits:

As at December 31, 2008, GoldTrust held two U.S. dollar fixed deposits with a Canadian bank: $1,300,000 at a rate of 3.0% with a maturity date of January 16, 2009; and, $1,200,000 at a rate of 2.2% with a maturity date of April 16, 2009. GoldTrust also held one Canadian dollar flexible GIC with a Canadian bank in the amount of CDN.$536,115 at a rate of 2.3% with a maturity date of September 18, 2009.

As at December 31, 2007, GoldTrust held two U.S. dollar fixed deposits with a Canadian bank: $245,000 at a rate of 4.35% with a maturity date of January 2, 2008; and, $1,480,000 at a rate of 4.7% with a maturity date of March 5, 2008. GoldTrust also held one Canadian dollar flexible GIC with a Canadian bank in the amount of CDN.$615,000 at a rate of 4.10% with a maturity date of September 18, 2008.

CENTRAL GOLDTRUST

5.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust. There were 4,279,500 Units issued and outstanding at December 31, 2008 (2007: 3,992,500).

The Units of GoldTrust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the weighted average of the market prices during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption; and 100% of the closing market price on the redemption date.

On February 12, 2008, the Trust, through a public offering, issued 287,000 Units for proceeds of $10,097,808, net of underwriting fees of $420,742. Costs relating to this public offering were $105,185 and net proceeds were $9,992,623. This issue increased the number of outstanding Units by 7%, from 3,992,500 to 4,279,500. The net proceeds from this public offering were used to purchase 9,060 fine ounces of gold in physical bar form at a cost of $8,397,627. The balance of $1,594,996 was retained by the Trust in interest-bearing cash deposits for working capital purposes.

On April 5, 2007, GoldTrust, through a public offering, issued 715,000 Units for proceeds of $18,086,640, net of underwriting fees of $753,610. This issue increased the number of outstanding Units by 22%, from 3,277,500 to 3,992,500. The net proceeds from this public offering were used to purchase 24,787 fine ounces of gold in physical bar form at a cost of $16,523,169. The balance of $1,563,471 was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

The stated and recorded capital of GoldTrust as at December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Stated capital – 4,279,500 Units (2007: 3,992,500; 2006: 3,277,500)	$ 76,991,494	66,893,686	48,807,046
Less: Unit issue costs	711,894	606,709	606,709
Capital	$ 76,279,600	66,286,977	48,200,337
Weighted average Units outstanding	4,246,566	3,808,363	3,277,500

6.	Related party transactions:

GoldTrust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to GoldTrust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers for the year ended December 31, 2008 increased to $410,796 from $319,255 due to the increase in the value of assets under administration. Included in accrued liabilities at December 31,

CENTRAL GOLDTRUST

2008 is $33,849 (2007: $31,639) due to the Administrator. The Administrator furnishes administrative, regulatory compliance and marketing services to GoldTrust. For such services, effective January 1, 2008, GoldTrust has agreed to pay an administrative fee, on a monthly basis, equal to 0.30% per annum for the first $100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over $100,000,000 up to $200,000,000 and 0.15% per annum for any excess over $200,000,000 of total assets. No Trustees’ fees are paid by GoldTrust to Trustees who are nominees of the Adminstrator of GoldTrust.

GoldTrust incurred legal fees amounting to $74,081 for the year ended December 31, 2008 (2007: $48,646; 2006: $48,522), of which $67,213 (2007: $41,654; 2006: $40,468) was payable to a legal firm to which one of GoldTrust’s officers is Counsel. A balance of $7,453 relating to these services was included in accrued liabilities at December 31, 2008 (2007: $4,102).

7.	Financial Highlights

Years ended December 31,
	2008	2007	2006	2005	2004
Per unit performance:
Net asset value per Unit at beginning of year	$31.52	$24.19	$19.73	$17.01	$16.29
Net loss before unrealized appreciation of holdings	(0.19)	(0.14)	(0.14)	(0.10)	(0.10)
Unrealized appreciation of holdings	0.83	7.47	4.60	2.82	0.82
Total increase (1)	0.64	7.33	4.46	2.72	0.72
Net asset value per Unit at end of year	$32.39	$31.52	$24.19	$19.73	$17.01
Total return	2.8%	30.3%	22.6%	16.0%	4.4%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.63%	0.61%	0.67%	0.68%	0.64%
Net loss before unrealized appreciation of holdings	0.56%	0.51%	0.60%	0.60%	0.59%

Based on the weighted average number of Units during the year except for the net asset values which are based on actual number of Units outstanding at the relevant time.

(1) This table is not meant to be a reconciliation of opening to ending NAV.

8.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures are closely monitored by the Senior Officers, the Audit Committee and the Trustees of the Trust.

Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

CENTRAL GOLDTRUST

Changes in the market price of gold are the primary cause of changes in the net asset value per Unit. Assuming as a constant exchange rate, the rate which existed on December 31, 2008 of $1.2246 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $3.17 per unit or Cdn. $3.88 per Unit.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of GoldTrust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits. An increase in the value of the Canadian dollar relative to the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

9.	Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of GoldTrust.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively. In connection with the requirement of this standard, GoldTrust’s policy and practice is to utilise only broadly quoted market values (Level 1 inputs) at all times when valuing its assets. As a result, no differences were identified between the United States and Canadian generally accepted accounting principles with respect to the impact of the requirements of SFAS No. 157 on the financial statements of the Trust.

10.	Subsequent Event:

On January 14, 2009, GoldTrust, through a public offering, issued 1,123,500 Units for proceeds of $36,487,685, net of underwriting fees of $1,520,320. Costs relating to this public offering were approximately $340,000 and net proceeds were approximately $36,147,685. This issue increased the number of outstanding Units by 26%, from 4,279,500 to 5,403,500. The net proceeds from this public offering were used to purchase 40,900 fine ounces of gold in physical bar form at a cost of $35,154,290. The balance of $993,395 was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.

CENTRAL GOLDTRUST

Auditors’ Report to Unitholders

We have audited the statements of net assets of Central GoldTrust (the “Trust”) as at December 31, 2008 and 2007 and the statements of income, changes in net assets and unitholders’ equity for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Trust’s senior officers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trust’s senior officers, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2009 expressed an unqualified opinion.

Toronto, Canada
February 9, 2009

CENTRAL GOLDTRUST

Report of Independent Registered Public Accounting Firm

To Unitholders of Central GoldTrust

We have audited Central GoldTrust’s (the “Trust”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Trust’s senior officers are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trusts’ internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trusts’ assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central GoldTrust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of net assets of Central GoldTrust as of December 31, 2008 and 2007, and the related statements of income, changes in net assets and unitholders’ equity for each of the three years in the period ended December 31, 2008 and our report dated February 9, 2009 expressed an unqualified opinion thereon.

Toronto, Canada

February 9, 2009	.